UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER

       0-1665

CUSIP NUMBER

496719105

(Check One):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D
[ ] Form N-SAR [ ] Form N-CSR
For Period Ended:    September 30, 2009
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________

Read attached instruction (on back page) Before Preparing Form.  Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

KINGSTONE COMPANIES, INC.

Full Name of Registrant

Former Name if Applicable

1158 Broadway

Address of Principal Executive Office (Street and Number)

Hewlett, NY 11557

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ X ]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company was unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2009 within the prescribed time period due to the circumstances described in item (3) of Part IV hereof.

PART IV - OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification:

   Barry Goldstein                          (516)                    374-7600
(Name)                                     (Area Code)  (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).  [  ] Yes     [ X ] No

Pro forma financial statements with respect to the acquisition of Commercial Mutual Insurance Company (“CMIC”) (renamed Kingstone Insurance Company) have not been timely filed on Form 8-K.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  [ X ] Yes   [   ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the acquisition of CMIC effective July 1, 2009 and the Company’s disposition of all of its former operations by June 30, 2009, there will be a significant change in results of operations from the corresponding period for 2008; however, until a valuation of CMIC’s assets as of June 30, 2009 is completed and all necessary adjustments to CMIC’s June 30, 2009 balance sheet are made in connection with the acquisition, the Company is unable to file the required pro forma financial statements with respect to the acquisition.  Such valuation has been undertaken but not yet completed.  The information needed to complete the Company’s pro forma financial statements is also needed to determine the Company’s results of operations for the three months ended September 30, 2009.

KINGSTONE COMPANIES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

November 16, 2009	By:	/s/ Barry Goldstein
Barry Goldstein
Chief Executive Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).